911 CHESTNUT ST. ● CLEARWATER, FLORIDA 33756
POST OFFICE BOX 1368 ● CLEARWATER, FLORIDA  33757-1368
TELEPHONE: (727) 461-1818 ● TELECOPIER: (727) 462-0365

FILE NO. 49046.114943

July 29, 2010
VIA EDGAR CORRESPONDENCE
Mellissa Duru, Esq.
Special Counsel
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	VillageEDOCS, Inc.
Schedule 13E-3 filed July 20, 2010
File No. 005-78287
Preliminary Proxy Statement on
Schedule 14A filed July 20, 2010
File No. 0-31395
Schedule 13D/A filed by C. Alan Williams and Joan P. Williams
File No. 005-78287
Filed December 24, 2009

Dear Ms. Duru:

As a follow up to our recent telephone conversation, this letter confirms that the Schedule 13D/A for Mr. Williams has been filed.  Also, attached to this letter are the pages with changes marked, referenced in my letter to you dated July 27, 2010 for the Schedule 14A in response to Comment No. 1 and the draft Williams Schedule 13D/A in response to Comment No. 2.  These were inadvertently omitted from the previous EDGAR transmittal.  These changes will be reflected in the definitive 14A.

I would appreciate you contacting me at your earliest convenience confirming the staff cleared its comments, and that the issuer may file the definitive Schedule 14A.

Thank you for all your assistance in this filing.

Very truly yours, JOHNSON, POPE, BOKOR, RUPPEL & BURNS, LLP

By:	/s/ Michael T. Cronin
Michael T. Cronin

Enclosure
cc:	Michael A. Richard

Additionally, the Board of Directors chose to not retain an independent third party or entity to act solely on behalf of the stockholders for the purpose of negotiating the terms of the Stock Split or preparing a report covering the fairness of the Stock Split nor has the Board of Directors chosen to provide unaffiliated stockholders with independent counsel with respect to the fairness of the Stock Split. We have not made any provision in connection with the Stock Split to grant unaffiliated stockholders access to our corporate files or to obtain counsel or appraisal services at our expense. The Board of Directors views (i) the need to obtain the affirmative vote of at least a majority of a quorum of stockholders, and (ii) the fact that the unaffiliated stockholders and the affiliated stockholders are treated the same from a financial perspective as affording adequate procedural safeguards to unaffiliated stockholders without the additional expense of multiple financial or legal advisors. With respect to unaffiliated stockholders’ access to our corporate files, the Board of Directors determined that this Information Statement, together with our other filings with the SEC, provide adequate information for unaffiliated stockholders to make an informed decision with respect to the Stock Split. The Board of Directors also considered the fact that under Delaware Law, subject to certain conditions, stockholders have the right to review our relevant books and records.

In analyzing the entirety of the Stock Split, the Board of Directors determined that $0.015 per share represented fair consideration to the unaffiliated Cashed-Out Holders. The Board of Directors also determined that $0.015, although fair to unaffiliated Cashed-Out Holders, was not so high as to be unfair to the unaffiliated Continuing Holders. In reaching this determination, the Board of Directors concluded that any of the premiums quantified below in “Market Prices and Liquidity” are justified because Cashed-Out Holders will forfeit their right to sell their shares at a time and for a price of their choosing, and not be given the opportunity to benefit from the projected cost savings anticipated as a result of the Stock Split. At the same time, the Board of Directors determined that no premium indicated above is so high as to be unfair to the unaffiliated Continuing Holders, who will have the opportunity to benefit from the anticipated cost savings related to going private. Finally, the Stock Split also provides unaffiliated Cashed-Out Holders with an opportunity to liquidate their shares without paying brokerage commissions or other transaction fees. Consequently, based on the valuation and historical prices described below, the Board of Directors concluded that a Cash-Out Price of $0.015 per share would be fair to unaffiliated Cashed-Out Holders and unaffiliated Continuing Holders.

In determining the fairness of the Stock Split, the Board of Directors considered the factors discussed below. The Board of Directors believes that the Stock Split is substantively fair to the Company’s stockholders, including both unaffiliated stockholders who will be cashed out and unaffiliated stockholders who will continue as stockholders, in light of these factors. The Board of Directors did not assign specific weight to the following factors in a formulaic fashion, but did place emphasis on the significant cost and time savings the Company is expected to realize from deregistration of its shares and the opportunity for unaffiliated holders of Shares to sell their shares at a premium, without brokerage fees or commissions.

Significant Cost and Time Savings.  By deregistering the Shares and suspending our reporting obligations under the Exchange Act, we expect to realize recurring annual cost savings of approximately $300,000, which includes savings from the personnel expense relating to time spent by our management to prepare and review our reports required to be filed with the SEC under the Exchange Act. Please see the section entitled “Special Factors — Purpose of and Reasons for the Stock Split” for more information about these cost savings.

Market Prices and Liquidity.  The Cash-Out Price of $0.015 per Share represents (i) a premium of 100% over the average closing price of Shares over the 12-month period prior to and including June 30, 2010, which was $0.007 per share and (ii) a premium of 500% over the average closing price of Shares over the 3-month period prior to and including June 30, 2010, which was $0.003 per share. The Board of Directors determined that $0.015 per share be established as the Cash-Out Price. The Board of Directors took into consideration that, historically, the market for Shares has not been very liquid.

Net Book Value.  Net book value is based upon the historical cost of a company’s assets and ignores the value of a company as a going concern. As set forth in the section of this Information Statement entitled “Financial Information — Summary Historical Financial Information,” our book value per outstanding common share as of March 31, 2010, was $0.006.

Going Concern Value, Liquidation Value.  The Board made a determination that the assets of the Company would be worth far more in a reorganization or a continuation of the business as a going concern than in a liquidation process, which in all likelihood would result in no value for the holders of Shares.

Equal Treatment of Affiliated and Unaffiliated Holders of Shares.  The Stock Split will not affect holders of Shares differently on the basis of affiliate status. The sole determining factor in whether a stockholder will be a Cashed-Out Holder or Continuing Holder as a result of the Stock Split is the number of Shares held by the stockholder immediately prior to the Stock Split. Please see the section entitled “Stock Split Proposal — Summary and Structure” for more information.

Potential Ability to Control Decision to Remain a Holder of or Liquidate the Company’s Shares.  Current holders of fewer than 10,000 shares can remain stockholders of the Company by acquiring additional shares so that they own at least 10,000 shares immediately before the Stock Split. Conversely, stockholders that own 10,000 or more shares and desire to liquidate their shares in connection with the Stock Split (at the price offered by the Company) can reduce their holdings to fewer than 10,000 shares by selling shares prior to the Stock Split. It should be noted that as there is a limited trading market for the Company’s common stock on the OTC Bulletin Board, a stockholder seeking to either increase or decrease holdings prior to the Effective Date may not be able to do so. Due to these concerns, the Board of Directors did not place undue influence on this factor.

Minimum Effect on Voting Power.  The Stock Split will have minimum effect on the voting power of the Company’s stockholders. The Shares are the only voting shares of the Company and will continue to be the only voting shares after the Stock Split. The voting and other rights of Shares will not be affected by the Stock Split. The only effect of the Stock Split on the Company’s voting power will be a small change in the overall ownership percentage of the Continuing Holders.

•
The Board of Directors has set $0.015 per pre-split share (the “Cash-Out Price”) as the cash consideration to be paid by the Company to Cashed-Out Holders (i.e., stockholders that hold fewer than 10,000 Shares immediately prior to the Reverse Stock Split) instead of issuing fractional shares to such Cashed-Out Stockholders (i.e., portions of shares other than whole shares) in connection with the Stock Split. The Board of Directors made this determination in good faith after careful consideration of the material factors more particularly set forth in the section of this Consent Statement entitled “Special Factors.”  The Board of Directors did not engage any independent party or valuation firm to opine on whether the Cash-Out price is fair to the holders of the Company’s common stock.

•
The Cash-Out Price of $0.015 per Share represents (i) a premium of 100% over the average closing price of Shares over the one year period prior to and including June 30, 2010, which was $0.007 per share and (ii) a premium of 500% over the average closing price of Shares over the 3-month period prior to and including June 30, 2010 which was $0.003 per share.

•
The Company’s net book value, as of March 31, 2010, based on the historical cost of the Company’s assets and liabilities, is $0.007 per common share. While the Board of Directors reviewed the net book value of the Shares in connection with the proposed Stock Split, the Board of Directors did not view it as being relevant to the fair value to be paid to stockholders for fractional shares resulting from the Stock Split. Net book value is based on the historical cost of our assets. The value of items, such as our positive business reputation, goodwill, and other intangible assets (particularly since the Company will continue its business substantially as currently conducted after the Stock Split) are not included in a determination of net book value.

•
The common stock of the Company would likely have no positive value in the case of liquidation, as the Board made a determination that the assets of the Company would be worth far more in a reorganization or a continuation of the business as a going concern than in a liquidation process, which in all likelihood would result in no value for the holders of Shares.

•
The reduction in the total number of stockholders following the Stock Split may further reduce the liquidity of the Company’s shares and make it more difficult for Continuing Holders to sell their shares. However, even prior to the effects of a Stock Split, there is very limited liquidity for Shares. The reduced liquidity may also cause a decrease in the price at which Continuing Holders may sell their shares in the future.

•
The Company’s shares will cease trading on the OTC Bulletin Board. However, the Company intends to have its shares quoted in the Pink Sheets current information tier after the Stock Split. This tier covers issuers that provide current information, including annual and quarterly financial reports, and current reports, with much of the same information as provided by SEC-reporting companies. Although we currently intend the Shares to be quoted in the Pink Sheets current information tier, we will not be required to, and we may, at any time in the future, decide to move to a lower tier and provide much more limited information, or discontinue providing information entirely. Additionally, if a qualified broker-dealer is not willing to quote the Shares, stockholders will be unable to use the Pink Sheets to trade Shares.

•
Cashed-Out Holders will be cashed out involuntarily and will have no further financial interest in the Company and will not have the opportunity to participate in the potential appreciation in the value of Shares unless such Cashed-Out Holders purchase Company shares in the open market after the Effective Date.

•	The Stock Split provides Cashed-Out Holders with an opportunity to liquidate their Shares at a premium without paying brokerage commissions or other transaction fees.

•
The Stock Split will not impact affiliated holders of Shares differently than unaffiliated holders of our shares on the basis of affiliate status. The sole determining factor as to whether a stockholder will remain a stockholder of the Company after the Stock Split is the number of shares held immediately prior to the Stock Split.

•
The Stock Split will have minimum effect on the Continuing Holders’ relative voting power. An estimated 500,000 Shares, which is only 0.2% of the 226,546,613 outstanding Shares as of the Record Date, will be eliminated as a result of the Stock Split, and the relative percentage ownership of the Continuing Holders will be approximately the same as it was prior to the Stock Split. For example, the executive officers and directors of the Company currently own approximately 8% of the outstanding Shares, and will own approximately 8% of the outstanding Shares following the Stock Split.

•
After completion of the Stock Split and the subsequent deregistration of our shares, the Company will no longer be subject to the liability provisions of the Exchange Act that apply to public companies or the provisions of the Sarbanes-Oxley Act, including the requirement that the Company’s chief executive officer and chief financial officer certify the Company’s compliance with certain sections of the Sarbanes-Oxley Act. Although we currently intend the Shares to be quoted in the Pink Sheets current information tier, we will not be required to, and we may, at any time in the future, decide to move to a lower tier and provide much more limited information, or discontinue providing information entirely, which would also discontinue the financial statement certification requirements.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
VILLAGEEDOCS, INC.
(Name of Issuer)
Common Stock, No Par Value
(Title of Class of Securities)
927118109
(CUSIP Number)
K. Mason Conner
1401 N. Tustin Ave., Suite 230
Santa Ana, CA 92705
Telephone:(734) 734-1040
(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)
February 5 ,2010
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 927118109
1.      NAMES OF REPORTING PERSONS.                          C. Alan Williams
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)    ☐
     (b)    ☒

3.      SEC USE ONLY
4.      SOURCE OF FUNDS (SEE INSTRUCTIONS)                          PF
5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)       ☐

6.      CITZENSHIP OR PLACE OF ORGANIZATION                United States
NUMBER OF SHARED BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.      SOLE VOTING POWER                           0
8.      SHARED VOTING POWER                    100,487,867
9.      SOLE DISPOSITIVE POWER                  0

10.      SHARED DISPOSITIVE POWER              100,487,867

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     103,487,867 shares of common stock*

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)  ☐

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     44.4%*

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                IN

*	Includes warrants to purchase 3,000,000 common shares at $.10 per share.

CUSIP NO. 927118109
1.      NAMES OF REPORTING PERSONS.                          Joan P. Williams
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)    ☐
     (b)    ☒

3.      SEC USE ONLY
4.      SOURCE OF FUNDS (SEE INSTRUCTIONS)                          PF
5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)       ☐

6.      CITZENSHIP OR PLACE OF ORGANIZATION                United States
NUMBER OF SHARED BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.      SOLE VOTING POWER                           0
8.      SHARED VOTING POWER                    100,487,867
9.      SOLE DISPOSITIVE POWER                  0

10.      SHARED DISPOSITIVE POWER              100,487,867

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     103,487,867 shares of common stock*

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)  ☐

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     44.4%*

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                IN

*	Includes warrants to purchase 3,000,000 common shares at $.10 per share.

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, no par value, of VillageEDOCS, Inc., a Delaware corporation (the "Issuer"). The principal offices of the Issuer are located at 1401 N. Tustin Ave., Suite 230, Santa Ana, CA 92705.

ITEM 2. IDENTITY AND BACKGROUND

 (a) The name of the person(s) filing this statement: C. Alan Williams and Joan P. Williams (together, the "Reporting Person").

 (b) The business address of the Reporting Person is: 1401 N. Tustin Ave., Suite 230, Santa Ana, CA 92705.

 (c) The present principal occupation of the Reporting Person is:  Retired.

 (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

 (e) During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Personal funds of the Reporting Person.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of the acquisition of the shares by the Reporting Person was for investment in the Issuer.  Other than as more fully described below in subparagraphs (h) and (i) as it relates to a proposal by the Company’s board of directors to cause the Issuer’s securities to be delisted from OTCBB due to a termination of the Issuer’s registration of its securities, pursuant to Section 12(g) of the Securities Exchange Act through a Stock Split, which has the effect of reducing the Issuer’s record holders of Common Stock below 300 person, the Reporting Person currently:

 (a) Has no plans or proposals as such, depending on market conditions and other factors, the Reporting Person may acquire additional shares of the Issuer's common stock as they deem appropriate, whether in open market purchases, privately negotiated transactions or otherwise.

(b) Has no plans for any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

(c) Has no plans or proposals as such, the Reporting Person reserves the right to dispose of some or all of the shares in the open market, in privately negotiated transactions to third parties or otherwise.

(d) Has no present plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e) Has no plans or proposals to make any material change in the present capitalization or dividend policy of the Issuer.

(f) Has no plans or proposals to make any other material change in the Issuer’s business or corporate structure.

(g) Has no plans or proposals to make any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

(h) and (i)  In February 2010, the Reporting Person consented to a Stock Split, which would have the effect of reducing the record holders of the Issuer’s common stock to fewer than 300, which will enable the Issuer to terminate the registration of its common stock under Section 12(g) of the Act.  The Stock Split will also cause the Issuer’s common stock to cease trading on the OTCBB.  Mr. Williams’ February 2010 consent was determined to be invalid because the Issuer solicited this consent before fulfilling its filing requirements of Regulation 14A as contained in Rule 14A-1(1) of the Act.  The Reporting Person has been advised that the Issuer will not solicit any consents of any of the Issuer’s shareholders, including the Reporting Person, until such time as it files a Definitive Consent Statement relating to the Stock Split pursuant to Schedule 14A.

The Reporting Person intends to consent to the Stock Split after the date a Definitive Consent Statement for the Stock Split is filed with the SEC pursuant to Schedule 14A.  However, the Reporting Person has not been involved in the Issuer’s decision to engage in the Stock Split.  The Reporting Person did not endorse, recommend or otherwise sway any other member of the Issuer’s special committee or board of directors into recommending the Stock Split.  There are no transactions being effectuated between the Reporting Person and the Issuer as it relates to the Stock Split.  No personal funds of the Reporting Person are being used to effectuate the Stock Split.  The Reporting Person is treated no differently than any of the other Issuer’s shareholders in connection with the Stock Split.  The Reporting Person has not recommended the Stock Split to any other shareholder.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

As of February 5, 2010, the Reporting Person was the record owner of 100,487,867 shares of common stock of VillageEDOCS, Inc.  Such shares constitute approximately 44.4% of the 226,546,613 shares of outstanding common stock.  The Reporting Person also owns warrants to acquire 3,000,000 common shares at $.10 per share.

(b) The Reporting Person has shared power to vote or direct the vote and shared power to dispose or direct the disposition of all of the shares reported above in this Item 5(a).

(c) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5(a).

(d) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting person does not have any contracts, arrangements, understanding or relationships with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 28, 2010
Date
/s/ C. Alan Williams
Signature
C. Alan Williams, an individual
Name/Title

July 28, 2010
Date
/s/ Joan P. Williams
Signature
Joan P. Williams, an individual
Name/Title

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001).